SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

July 20, 2010

BP SIGNS NORTH AMERICA AND
EGYPT ASSET DEALS WITH APACHE

BP announced today that that it has entered into several agreements to sell upstream assets in the United States, Canada and Egypt to Apache Corporation. The deals, together worth a total of $7 billion, comprise BP's Permian Basin assets in Texas and south-east New Mexico, US; its Western Canadian upstream gas assets; and the Western Desert business concessions and East Badr El-din exploration concession in Egypt.

The decision to make these divestments follows the announcement made by BP last month that it was increasing its target for divestments to $10 billion. The proceeds of the sales will be used by BP to increase the cash available to the group.

BP Chairman, Carl-Henric Svanberg, said: "Over the last two months the Board has considered BP's options for generating the cash necessary to meet the obligations likely to arise from the Gulf of Mexico oil spill. BP has an extremely strong asset base which is diversified geographically as well as by asset class. The Board believes that there are opportunities to divest assets which are strategically more valuable to other parties than they are to BP. Today's announcement is the first such transaction and meets the value and strategic criteria of both parties."

BP group chief executive Tony Hayward said: "We have achieved an excellent price for a set of properties that are worth more to others than to BP. This is a good first step which underlines our ability and determination to get maximum value for everything we sell."

"This transaction provides a sustainable growth platform for Apache's onshore North America operations as well as strategic infrastructure and exploration potential in Egypt," said G. Steven Farris, Apache's chairman and chief executive officer. "We appreciate the opportunity and the professional manner in which BP employees conducted themselves. Their cooperation was a key ingredient for this transaction to come together."

The aggregate proceeds for the deals is $7 billion, subject to customary post-completion price adjustments, such proceeds to be paid in cash. Each sale will take place through a separate agreement between BP and Apache, and none of the sales will be conditional on completion of any of the other sales occurring. Although each of the transactions is subject to certain regulatory approvals (as described in more detail below), it is expected that they will all be completed during the third quarter of 2010.

Apache is due to pay BP a cash deposit of $5 billion in aggregate on 30 July 2010. The deposit is split $3.25bn for Canada, $1.5bn for Permian and $0.25bn for Egypt. For the sale of the Western Canadian upstream gas assets, the relevant BP selling entity shall issue a convertible debenture in favour of Apache in an amount equivalent to the sale price for such assets. The debenture will automatically exchange for the assets that are sold to Apache on closing of the transaction.

For each sale, in the event that any third party exercises any pre-emption rights over any asset being sold, the relevant price payable by Apache will be correspondingly reduced to take into account that it will not acquire such asset and the proceeds for the sale of such asset will instead be received by BP from the third party. For the sale of the Western Canadian gas assets, any such pre-emption exercise will adjust the amount of the convertible debenture accordingly and require a corresponding portion of the $3.25bn deposit to be repaid to Apache.

For each sale, in the event that the necessary regulatory approvals are not obtained by a certain date (for the Permian Basin assets sale this is 29 October 2010; for the Western Canadian gas asset sale this is 31 January 2011; and for the Egyptian asset sale this is 19 July 2011), BP will be required to repay the relevant deposit to Apache or, in the case of the Western Canadian gas asset sale, the convertible debenture. BP plc. has guaranteed such repayment obligations.

The aggregate replacement cost profit (before interest and taxation) attributable to the assets to be sold in these deals for the year ended 31 December 2009 was US$166 million. The aggregate value of the gross assets (net of accumulated depreciation) to be sold in these deals as at 30 June 2010 was US $3,085 million (with a net book value of tangible and intangible assets included in this number as of this date of US$ 2,998 million).

Sale of Permian Basin assets in Texas and south-east New Mexico

The total consideration payable for the Permian basin assets is US$3.10 billion, subject to customary post-completion price adjustments.

The ten Permian Basin fields are: Block 31, Empire/Yeso, SELea, Brown Bassett, Block16/Coy Waha, Spraberry, Wilshire, North Misc, Pegasus, Delaware Penn in Texas and south-east New Mexico. Included in the sale of such interests are the two BP-operated gas processing plants at Block 31 and Crane and non-operated interests in the Terrell gas processing facility. Net production from these assets are approximately 15,100 barrels of liquids per day and 80 million cubic feet of gas per day. Approximately 126 million barrels of oil equivalent of net proved reserves and 148 million barrels of oil equivalent of net resources are associated with these assets.

Sale of Western Canadian upstream gas assets

The total consideration payable for the Western Canadian gas assets is US$3.25 billion, subject to customary post-completion price adjustments. Approximately 214 million barrels oil equivalent of net proved reserves and 1,368 million barrels oil equivalent of net resources are associated with these assets.

The upstream Western Canadian gas business has net production of 240 million cu ft of gas per day and 6,500 barrels of liquids per day. The producing assets that are included, both operated and non operated, are managed by the following Operating Areas: Noel, Ojay, Chinchaga, Wapiti, Fox Creek, Edson, Marten Hills, South West and St. Lina. Also included is the proposed Mist Mountain coal bed methane project.

Sale of Western Desert business concessions and East Badr El-din exploration concession in Egypt

The total consideration payable for the Western Desert business concessions and East Badr El-din exploration concession is US$0.65 billion, subject to customary post-completion price adjustments.

In Egypt, the net production of the assets being sold is approximately 6,016 barrels of oil per day and 11 million cubic feet of gas per day. Approximately 20 million barrels of oil equivalent of net proved reserves and 55 million barrels of oil equivalent of net resources are associated with these assets. The sale includes the East Badr El-din concession where BP has an exploration licence with a 100 per cent interest and BP's interests in the Western Desert business concessions.

The effective date for each of the transactions is 1 July 2010. Various governmental and regulatory consents are required for each of the transactions to complete. The sale of the Permian Basin assets in Texas and south-east New Mexico will require antitrust clearance under the Hart-Scott-Rodino Act. The consents required for the sale of the Western Canadian gas assets include Canadian antitrust approval as well as consent under the Investment Canada Act and National Energy Board approval. The sale of the Western Desert business concessions and East Badr El-din exploration concession are subject to approvals from the Egyptian General Petroleum Corporation and Egypt's Ministry of Petroleum.

Completion of each of the sales is also subject to customary closing conditions, including that there have been no breaches of the representations and warranties given by BP for such sale that would at closing of such sale constitute a material adverse effect on the ownership, operations or value of the relevant assets.

Note to editors

·
BP's commitments to its Gulf of Mexico activities have resulted in a number of changes to the Group's financial plans. These include suspension of 1st, 2nd and 3rd quarter 2010 interim dividends in 2010, a significant reduction in capital expenditure as well as acceleration in its divestment programme, focusing mainly on non-core upstream assets.

·
The Permian Basin assets came into BP's North America Gas business in 2000 as part of the ARCO acquisition.

·
Not included in any of these sales are BP's Canadian interests in the following: Kirby and Leismer gas fields; natural gas liquids (NGLs); Arctic exploration and Mackenzie Delta assets; oil sands (Sunrise, Terre de Grace, Kirby); St Lina heavy oil and the North America Gas trading business.

·
BP has been in the Western Desert, Egypt, since the early 1970s. The current concession terms for the Western Desert were renegotiated in 2005. Under the revised terms, the concession expires in 2024 (with an option for the contractor to extend it for five additional years). The concession includes the use of the Dashour LPG plant as well as the related gas pipelines.

·
Standard Chartered acted as BP's advisers.

Media enquiries:

BP Press Office London: +44 20 7496 4076
BP Press Office, US: +1 281 366 0265
BP Press Office, Canada: +1 403 233 1033
www.bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary